

April 10, 2024

Nicholas Woodman
Chief Executive Officer
GoPro, Inc.
3025 Clearview Way
San Mateo, California

      Re: GoPro, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed February 9, 2024
          File No. 001-36514

Dear Nicholas Woodman :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impairment of Goodwill and Long-lived Assets , page 57

1.   You disclosed that the Company experienced the reduction of market capitalization in the second half of 2023, and we note your share prices are continuing to decline in the first quarter of 2024. In that regard, please provide the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk:

     • The percentage by which fair value exceeded carrying value as of the date of the most recent test;
     • A description of the methods and key assumptions used and how the key assumptions were determined;
     • A discussion of the degree of uncertainty associated with the key assumptions; and

> • A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.

<u>Non-GAAP Financial Measures, page 58</u>

2. We note you used a new cash-based non-GAAP tax expense approach to determine your non-GAAP net income (loss). Please tell us your consideration of Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations which requires non-GAAP financial measures to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. In this regard, please explain which period specific items you adjust for as part of this tax approach.

3. In future filings, please include a reconciliation of Non-GAAP per share information to GAAP earnings per share. Refer to Question 102.05 of the non-GAAP Financial Measures Compliance & Disclosure Interpretation and Item 10(e)(1)(i)(B) of Regulation S-K.

4. Please clarify your disclosure regarding the "Effect of non-GAAP only dilutive securities" and tell us how the amount was calculated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christie Wong at 202-551-3684 or Julie Sherman at 202-551-3640 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services